                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC   20549

                                  FORM 12b-25
                                             Commission File Number   000-16707
                                                                    ------------
                                             CUSIP Number  576703102 Common
                                                           576703201 Preferred


                          NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-K and Form 10-KSB [] Form 11-K [] Form 20-F
[] Form 10-Q and Form 10-QSB [] Form N-SAR

     For Period Ended:                     December 31, 1998
                        --------------------------------------------------------
[] Transition Report on Form 10-K        [] Transition Report on Form 10-Q
[] Transition Report on Form 20-F        [] Transition Report on Form N-SAR
[] Transition Report on Form 11-K
     For the Transition Period Ended:_________________________________________
     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant           Matewan BancShares, Inc.
                        --------------------------------------------------------

Former name if applicable

                                      Not Applicable
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Address of principal executive office (Street and number)

                                   250 East Second Avenue
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City, state and zip code           Williamson, West Virginia 25661
                         --------------------------------------------------

                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    |
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
    |      on or before the 15th calendar day following the prescribed due date;
[X] |      or the subject quarterly report or transition report on Form 10-Q, or
    |      portion thereof will be filed on or before the fifth calendar day
    |      following the prescribed due date; and
    |
    | (c)  The accountant's statement or other exhibit required by Rule 12b-
    |      25(c) has been attached if applicable.
    |



                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                        See Appendix A attached hereto.
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                                    PART IV
                               OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

            Elizabeth Lord                       (304)            340-1390
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                 (Name)                        (Area Code)    (Telephone Number)

     (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        See Appendix B attached hereto.

                           Matewan BancShares, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto fully authorized.

Date        March 29, 1999              By /s/ Dan R. Moore
     -----------------------------        -------------------------------
                                          Dan R. Moore, President and
                                           Chief Executive Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed wit the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



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                                   APPENDIX A

Response to Part III, Narrative:

     Since November 1998, the Registrant's wholly owned subsidiaries, Matewan National Bank and Matewan Bank FSB, have been subject to full scope safety and soundness examinations by both the Office of the Comptroller of the Currency and the Office of Thrift Supervision. The examination conducted by the OTS concluded in early February 1999, and the OCC examination is ongoing. Additionally, Matewan National Bank became subject to the filing requirements of Section 305 of the Federal Deposit Insurance Corporation Improvement Act for the first time in the first quarter of 1999.

     During the same time, the Registrant was in merger negotiations with BB&T Corporation. These negotiations culminated in the February 24, 1999, signing of an agreement by BB&T and the Registrant providing for the Registrant to be acquired by BB&T. The Registrant has also began Year 2000 examinations for Matewan National Bank and Matewan Bank FSB on March 15, 1999, and due diligence for the BB&T transaction on March 22, 1999. Finally, in connection with the Registrant's annual audit, the Registrant's management has been actively engaged in the process of reconciling the Registrant's intercompany accounts, and that process is not yet complete due to management not becoming aware of problems with these accounts until the first quarter of 1999.

     Because of the foregoing, the Registrant's management resources have been fully extended in the first three months of 1999. Because these events have severely strained the time and resources of the Registrant's management staff, it has been unable to devote sufficient attention to normal first quarter projects such as the completion of the normal 1998 year-end audit and the Form 10-K.

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                                   APPENDIX B

Response to Part IV, Other Information

     (3) Management expects to take two charges to earnings for the fourth quarter of 1998. Although the OCC examination is still in progress, management expects that the Registrant will incur a pre-tax charge of at least $2,400,000 as an additional provision for loan and lease loss reserves. Additionally, the Registrant and its independent auditors are in the process of reconciling the Registrant's intercompany accounts. Problems with the Registrant's intercompany accounts did not become apparent until the first quarter of 1999. Since that time, management has allocated a substantial amount of its staff resources to reconciling these accounts. Because this problem did not come to light until 1999 and because the accounts have yet to be reconciled, management is unable to provide a reasonable estimate as to the impact on the Registrant's earnings as a result of these reconciliations.